Room 4561

November 20, 2007

Maura A. Smith
Senior Vice President, General Counsel
        and Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

        Re: International Paper Company
                Form 10-K for Fiscal Year Ended December 31, 2006
                File No. 1-03157

Dear Ms. Smith:

        We have reviewed the above referenced filing and your response letter dated October 23, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

1. We note your response to comment no. 1 of our letter dated October 11, 2007 and have the following comment. The footnote (b) to the table should state "… debt obligations <u>payable to</u> non-consolidated variable interest entities.." instead of "… debt obligations <u>borrowed from</u> non-consolidated variable interest entities.." This revision will clarify the statement as well as having consistent disclosure with your statement below the long-term debt footnote.

2. We note your response to comment no. 2 of our letter dated October 11, 2007 illustrates the revisions that will be made to your footnote disclosures. The parenthetical references to the non-cash activities should include the amounts to clearly associate the amount of the activity with the non-cash disclosures. Alternatively, a table might be added to this footnote that summarizes the non-cash investing and financing activities. The presentation in a table format will aid the reader in better understanding the impact of the transaction on your statement of cash flows and will improve the clarity of your disclosures for the monetization transaction. See Example 1 in paragraph 130 of SFAS 95.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief